Exhibit 99.1
MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended September 30, 2009
Dated November 5, 2009
Earnings and profitability
The financial results presented in this document are unaudited.
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (loss) ($ millions)	(140)	591	(213)	129	(396)	238	656

Operating earnings (loss)(1) ($ millions)	(140)	591	(186)	(696)	(396)	265	656

Basic earnings (loss) per common share (EPS) ($)	(0.25)	1.06	(0.38)	0.23	(0.71)	0.42	1.17
Diluted EPS ($)	(0.25)	1.05	(0.38)	0.23	(0.71)	0.42	1.14
Diluted operating EPS(1) ($)	(0.25)	1.05	(0.33)	(1.25)	(0.71)	0.47	1.14

Return on common equity (ROE) (%)	(3.5)	14.9	(5.5)	3.3	(10.2)	2.0	5.6
Operating ROE(1)	(3.5)	14.9	(4.7)	(17.9)	(10.2)	2.2	5.6

Average common shares outstanding (millions)	560.8	559.8	559.7	559.7	559.7	560.1	561.7
Closing common shares outstanding (millions)	562.4	560.7	559.7	559.7	559.7	562.4	559.7

Sun Life Financial Inc.(2) reported a net loss attributable to common shareholders of $140 million for the quarter ended September 30, 2009, compared with a net loss of $396 million in the third quarter of 2008. Net losses in the third quarter of 2009 were impacted by the implementation of equity-and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on the Company’s investment portfolio. These decreases were partially offset by reserve releases of $161 million as a result of favourable equity markets. Results in the third quarter of 2008 were impacted primarily by asset impairments and credit-related losses and a steep decline in equity markets. Results last year also included earnings of $31 million or $0.06 per share from the Company’s 37% ownership interest in Cl Financial, which the Company sold in the fourth quarter of 2008.
Return on equity (ROE) for the third quarter of 2009 was negative 3.5% compared with negative 10.2% for the third quarter of 2008. The change in ROE resulted from a loss per share of $0.25 in the third quarter of 2009, versus a loss per share of $0.71 reported in the same period one year ago.
Common shareholders’ net income for the first nine months of 2009 was $238 million, compared to $656 million in the same period in 2008. Net income in the first nine months of 2009 was impacted primarily from the negative impact of the implementation of equity-and interest rate-related actuarial assumption updates of $513 million in the third quarter of 2009, reserve increases for downgrades on the Company’s investment portfolio and net credit impairments. These decreases were partially offset by net reserve releases from equity market and interest rate movements. Results for the first nine months of 2008 included asset impairments and credit-related losses, as well as earnings of $100 million from the Company’s 37% ownership interest in Cl Financial.
Operating earnings for the first nine months of 2009 were $265 million, compared to $656 million in the first nine months of 2008. Operating earnings for the first nine months of 2009 excluded after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency.
Impact of certain actuarial assumption updates
Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The Company’s benefit payment obligations are estimated over the life of its annuity and insurance products, based on internal valuation models, and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of these obligations is fundamental to the financial results and requires management to make assumptions about a number of factors over the life of its products. The Company reviews these assumptions each year, generally in the third and fourth quarters, and revises these assumptions, if appropriate.
Following the second quarter of 2009, the Company announced that it would review and update the equity and interest rate assumptions used to value its variable annuity, segregated fund and certain fixed annuity and individual life liabilities in the third quarter (equity and interest rate assumption updates). Equity related assumption updates, which are part of an annual process to update the Company’s economic

(1)	Operating earnings (loss) and other financial information based on operating earnings such as operating earnings (loss) per share and operating return on equity are non-GAAP financial measures. For additional information see “Use of Non-GAAP Financial Measures”. All EPS measures refer to diluted EPS, unless otherwise stated.

(2)	Together with its subsidiaries and joint ventures, “the Company” or “Sun Life Financial”.
2     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
assumptions with recent data, were driven by the pronounced equity market volatility experienced over the past year. The Company’s interest rate-related assumption updates in the third quarter of 2009 were driven primarily by new criteria provided by a committee of the Canadian Institute of Actuaries.
The net result of these updates in the third quarter of 2009 was an unfavourable impact to net income of $513 million, which was within the range of estimates provided in the management’s discussion and analysis (MD&A) for the second quarter of 2009. The majority of these non-cash updates consist of actuarial provisions for adverse deviations which will emerge as income over time to the extent that experience in the future is consistent with the Company’s current best estimates.
The impact of the implementation of the equity and interest rate assumptions updates on the Minimum Continuing Capital Surplus Requirements (MCCSR) ratio for Sun Life Assurance Company of Canada (Sun Life Assurance) and the Company’s equity and interest rate sensitivities can be found in the “Capital Management and Liquidity” and “Market Risk Sensitivity” sections in this MD&A.
Estimated 2010 normalized earnings
The information in this section is forward-looking information and estimated normalized earnings is a non-GAAP measure. Additional information on forward-looking information and non-GAAP measures can be found below in the sections “Forward-Looking Statements” and “Use of Non-GAAP Financial Measures”.
Recent market conditions have resulted insubstantial volatility in the Company’s reported financial results over the past year. The Company expects that macroeconomic challenges and market volatility will continue for some time. The Company previously generated average annual operating earnings of $2.1 billion from 2005 to 2007. Earnings at this level reflect the corresponding asset and account values in existence at that time and an environment characterized by relatively stable interest rates, rising equity markets and favourable credit conditions. Going forward, earnings are expected to reflect today’s lower asset levels and account values as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits. To reflect these environmental factors and updated expectations, the Company is providing an estimate of 2010 normalized earnings at this time.
Estimated 2010 normalized earnings constitute a financial outlook that estimates full-year 2010 after-tax financial results for the Company based on (i) the estimated emergence during the period of expected profit from the Company’s insurance business in-force, based on the achievement of current best-estimate actuarial assumptions, plus estimated expected profit from the Company’s asset management businesses, (ii) the estimated impact of writing new business during the period, (iii) estimated investment income earned on the Company’s surplus assets, less debt servicing costs, during the period, and (iv) an effective tax rate for the Company during the period of between 18% and 22%. Estimated 2010 normalized earnings are based on economic and other assumptions that include (i) approximately 8% growth in equity markets per annum, (ii) a business mix (including the Company’s recent acquisition in the U.K.), foreign currency exchange rates, credit spreads and interest rates consistent with levels as at September 30, 2009(3), and (iii) investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour consistent with the Company’s current best-estimate actuarial assumptions. Estimated 2010 normalized earnings do not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best-estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on the Company’s fixed income portfolio, and investment-related gains and losses, the net effect of which the Company cannot reliably estimate.
Estimated 2010 normalized earnings are based on the assumptions about future economic and other conditions, qualifications and courses of action described in this section and elsewhere in this MD&A. Reported financial results in 2010 may differ materially from estimated 2010 normalized earnings for a variety of reasons, including changes to the economic and other assumptions used to estimate 2010 normalized earnings, and actual economic and other experience before and during 2010 that is different than the Company’s estimates. The Company is subject to a number of sources of volatility that are described elsewhere in this MD&A, which may cause normalized earnings to be outside of the range of the estimate. Information related to estimated 2010 normalized earnings should be read in conjunction with the information contained in the “Market Risk Sensitivity” and “Outlook” sections of this MD&A, “Risk Factors” in the Company’s annual information form (AIF) for the year ended December 31, 2008, and “Critical Accounting Estimates” and “Risk Management” in the Company’s annual MD&A.
Subject to the foregoing, the Company estimates normalized earnings for the year ended December 31, 2010 to be in the range of $1.4 billion to $1.7 billion. The Company cannot provide assurance that the Company’s reported earnings in 2010 will be within the indicated range.
Impact of currency
The Company has operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generates earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of the Company’s exposure to movements in foreign exchange is to the U.S. dollar.

(3)	Key indicators with respect to normalized earnings assumptions include, but are not limited to: equity markets (S&P 500, S&P/TSX Composite Index, TSX 60); interest rates (Government of Canada and U.S. Treasury rates); foreign currency (U.S. dollar, U.K. pound); and credit spreads (corporate bond spreads, swap spreads).
Sun Life Financial Inc. | sunlife.com     3

Management’s Discussion and Analysis
Items impacting the Company’s consolidated statement of operations are translated back to Canadian dollars using average exchange rates for the respective period. For items impacting the consolidated balance sheet, period end rates are used for currency translation purposes.
In general, the Company’s net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given quarter is driven by the movement in currency rates as well as the proportion of earnings generated in the Company’s foreign operations. The Company generally expresses the impact of currency on net income on a year-over-year basis. During the third quarter of 2009 the Canadian dollar appreciated relative to the U.S. dollar compared with the second quarter of 2009; however, the value of the Canadian dollar weakened in the third quarter of 2009 compared with the third quarter of 2008. In the third quarter of 2009, the Company’s overall reported net loss increased by $23 million as a result of the weakening of the Canadian dollar relative to the third quarter of 2008.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 5 to Sun Life Financial Inc.’s interim consolidated financial statements for the quarter ended September 30, 2009, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.
In the second quarter of 2009 the Company reported credit impairments in the Corporate segment which had not yet been allocated to the Company’s business groups. Certain results from the second quarter of 2009 have been adjusted to reflect the allocation of these credit impairments from the Corporate segment to the Company’s business groups. By business group the adjustment impacts second quarter 2009 income as follows: SLF Canada $(7) million, SLF U.S. $(58) million, SLF Asia $(1) million, SLF U.K. $(2) million and Corporate Support $68 million. The restatement has no impact on the Company’s total reported income for the second quarter of 2009.
SLF CANADA

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (loss) ($ millions)
Individual Insurance & Investments	134	131	77	(130)	28	342	354
Group Benefits	44	52	65	74	81	161	210
Group Wealth	41	27	52	1	48	120	136

Total	219	210	194	(55)	157	623	700

SLF Canada had net income of $219 million in the third quarter of 2009 compared to net income of $210 million in the second quarter of 2009 and earnings of $157 million in the third quarter of 2008. Earnings in the third quarter of 2009 were impacted primarily by the implementation of equity- and interest rate-related assumption updates in Individual Insurance & Investments, which reduced earnings by $137 million, and unfavourable morbidity experience in Group Benefits. Strong equity market performance and product changes resulted in favourable gains in Individual Insurance & Investments of $152 million, along with gains from interest rate changes and asset placements in the third quarter of 2009.
Results in the third quarter of 2008 included charges of $126 million from the impact of declining equity markets and asset impairments and credit-related losses of $59 million, which predominantly affected Individual Insurance & Investments. These decreases were partially offset by increased interest rates and asset reinvestment gains from wider credit spreads, as well as favourable morbidity experience. Earnings in the third quarter of 2008 included $31 million from the Company’s 37% ownership interest in Cl Financial, which the Company sold in the fourth quarter of 2008.
Earnings for the first nine months of 2009 were $623 million compared to $700 million for the same period last year. Net income decreased primarily from the implementation of equity- and interest rate-related assumption updates in the third quarter of 2009, lower asset reinvestment gains from changes in credit spreads, less favourable morbidity experience and lower earnings due to the sale of the Company’s holdings in Cl Financial, partly offset by improvement in the equity markets and asset impairment experience.
In the third quarter of 2009, sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 38% from the same period a year ago to $195 million. Individual segregated fund sales declined 26% reflecting lower overall market demand and product changes announced in May of this year. Sales of Individual life and health insurance products matched prior year sales at $38 million, with an improved product mix. Group Benefits continued its positive sales momentum, with sales up 27% to $70 million in the third quarter of 2009. Group Benefits sales in the small and mid-size corporate account market have increased 32% year to date in 2009. In Group Wealth, Group Retirement Services (GRS) sales increased by 16%. Pension rollover sales increased by 40% to $243 million, representing a record 57%
4     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
retention rate for the quarter. GRS continued to build on its leadership position in the defined contribution (DC) industry in the first half of 2009, capturing 38% of the total DC market activity, as recently reported by LIMRA.
SLF U.S.

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (loss) (US$ millions)
Annuities	(186)	187	(324)	(672)	(456)	(323)	(359)
Individual Insurance	(222)	70	(57)	95	(76)	(209)	(22)
Employee Benefits Group	22	30	48	1	30	100	74

Total (US$ millions)	(386)	287	(333)	(576)	(502)	(432)	(307)
Total (C$ millions)	(413)	364	(407)	(679)	(533)	(456)	(337)

SLF U.S. had a net loss of C$413 million in the third quarter of 2009, as compared to net income of C$364 million in the second quarter of 2009 and a net loss of C$533 million in the third quarter of 2008. The weakening of the Canadian dollar against the U.S. dollar increased the reported loss in SLF U.S. by C$22 million in the third quarter of 2009 compared to the third quarter of 2008.
In U.S. dollars, the loss of US$386 million in the third quarter of 2009 compared to the loss of US$502 million in the third quarter of 2008. Results in the third quarter of 2009 were driven primarily by losses in Annuities and Individual Insurance. The losses in the third quarter of 2009 were largely a result of the implementation of equity- and interest rate-related assumption updates of US$295 million and reserve increases of US$167 million for downgrades on the investment portfolio. Further reserve strengthening in Individual Insurance for updates to policyholder behaviour assumptions lowered earnings by US$150 million. The losses in the third quarter of 2009 were partially offset by reserve releases of US$89 million related to favourable equity markets.
Results in the third quarter of 2008 were driven by credit-related losses, including impairments of US$460 million and reserve increases of US$170 million required by changes in capital markets.
The net loss for the first nine months of 2009 was US$432 million, compared to a net loss of US$307 million for the same period last year. Earnings were lower primarily due to the impact of credit-related allowances and credit-related losses in Annuities, the unfavourable impact of the implementation of an internal reinsurance transaction in Individual Insurance for capital efficiency, and the implementation of equity-and interest rate-related assumption updates in the third quarter of 2009. These decreases were partially offset by reserve releases related to favourable equity markets in the second and third quarters of 2009.
Growth initiatives and enhanced distribution have resulted in improved sales performance in SLF U.S. Domestic variable annuity sales in the third quarter were US$1.1 billion, an increase of 128% from the same period one year ago. Changes to the variable annuity product suite were launched in the quarter to de-risk the product and improve profitability, while remaining competitive in the marketplace. Sales of core products in Individual Insurance were up 23% compared to the same period a year ago. While total sales in Individual Insurance were down 36% compared to the same period a year ago, the decrease was due to lower sales of non-core products, primarily bank-owned life insurance. EBG sales of US$90 million in the third quarter of 2009 were higher by 3% as compared to the third quarter of 2008.
MFS INVESTMENT MANAGEMENT

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (US$ millions)	39	27	23	25	47	89	161
Common shareholders’ net income (c$ millions)	43	32	28	30	49	103	164
Pre-tax operating profit margin ratio(4)	28%	23%	21%	21%	29%	24%	33%
Average net assets (US$ billions)	162	140	125	133	176	143	185
Assets under management (US$ billions)	175	147	124	134	162	175	162
Net sales (redemptions) (US$ billions)	7.7	4.9	0.2	(2.1)	(2.0)	12.8	(3.7)
Asset appreciation / (depreciation) (US$ billions)	20.0	17.9	(10.7)	(25.5)	(19.4)	27.2	(33.9)
S&P 500 Index (daily average)	994	893	811	910	1,255	900	1,325

MFS had net income of C$43 million in the third quarter of 2009 compared to earnings of C$32 million in the second quarter of 2009 and earnings of C$49 million in the third quarter of 2008. The weakening of the Canadian dollar against the U.S. dollar increased earnings for MFS by C$2 million in the third quarter of 2009 compared to the third quarter of 2008.
In U.S. dollars, third quarter earnings were US$39 million compared to US$47 million in the third quarter of 2008. The decrease in earnings from the third quarter of 2008 was primarily due to lower average net assets.

(4)	Pre-tax operating profit margin ratio is a non-GAAP measure. See “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com     5

Management’s Discussion and Analysis
Nine-month earnings in 2009 were US$89 million compared to US$161 million in the same period last year. The decrease was primarily due to lower average net assets.
Total assets under management at September 30, 2009 increased to a 12-month high of US$175 billion compared to US$134 billion at December 31, 2008. This increase was driven by asset appreciation of US$27.2 billion and net inflows of US$12.8 billion.
Fund performance at MFS remains strong with 91%, 95% and 92% of fund assets ranked in the top half of their Lipper Category Average over 3, 5 and 10 years, respectively, as of September 30, 2009.
SLF ASIA

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (loss) ($ millions)	13	19	17	16	(8)	49	17

Third quarter earnings for SLF Asia were $13 million compared to earnings of $19 million in the second quarter of 2009 and a net loss of $8 million in the third quarter of 2008. The increase in earnings from the third quarter of 2008 was primarily due to improved market conditions, as third quarter 2008 results were impacted by credit-related losses.
Earnings for the first nine months of 2009 were $49 million compared to $17 million for the same period last year. Earnings were higher primarily due to improved market conditions in 2009 and losses from wider credit spreads in 2008.
Sales in SLF Asia for the first nine months were flat to the first nine months of 2008 with continued growth in India offset by a slowdown in sales in other markets. Customers are still cautious about investment-linked products due to market volatility; nevertheless, the slower sales in these products were compensated by the growing demand for traditional insurance products.
Sun Life announced a repositioning of Sun Life Everbright Insurance Company Limited (SLEB) on July 29, 2009. The restructuring of SLEB into a domestic insurer will help drive expansion in China’s financial services market and enable SLEB to fully leverage China Everbright Bank’s broad distribution. Sun Life, which will have a 20% interest in the restructured and repositioned company, will continue to provide actuarial, risk management and governance expertise and standards to SLEB.
On July 28, 2009, the new joint venture between Sun Life Financial and Commerce International Merchant Bankers Group commenced its operations. The new joint venture enables Sun Life Financial’s life, accident and health insurance products to be distributed through the 600-plus branches of PT Bank CIMB Niaga in Indonesia.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results					Year to date
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	10	(50)	—	40	69	(40)	169
Corporate Support	(12)	16	(45)	777	(130)	(41)	(57)

Total	(2)	(34)	(45)	817	(61)	(81)	112

The Corporate segment had a loss of $2 million in the third quarter of 2009 compared to a loss $34 million in second quarter of 2009 and a net loss of $61 million in the third quarter of 2008.
SLF U.K. had a net income of $10 million in the third quarter of 2009 compared to net income of $69 million in the third quarter of 2008. The decrease in SLF U.K. earnings was primarily as a result of the implementation of equity- and interest rate-related actuarial assumption updates and reserve increases for downgrades on the investment portfolio. Results in SLF U.K. for the third quarter of 2008 included the favourable impact of an internal reinsurance transaction. In Corporate Support, net losses in the third quarter of 2009 were $12 million compared to a net loss of $130 million one year earlier. The reduced losses were primarily as a result of improved performance in the Company’s life retrocession reinsurance business relative to the third quarter of 2008 and investment-related gains.
Losses for the first nine months of 2009 in the Corporate segment were $81 million compared to earnings of $112 million for the same period last year. Earnings in SLF U.K. were lower as a result of reserve increases for downgrades on the investment portfolio and an internal reinsurance transaction, which had a favourable impact on SLF U.K. results in the first nine months of 2008. In Corporate Support, losses were lower from improved performance in the Company’s life retrocession reinsurance business and investment-related gains, partially offset by the positive impact of income tax liabilities, which favourably impacted results in the first nine months of 2008.
6     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
On October 1, 2009, the Company completed the acquisition of the U.K. operations of Lincoln National Corporation. The combined operations will double SLF U.K.’s policies in-force and will carry the Sun Life Financial of Canada name, a brand that has been active in the U.K. for more than a century.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found in Sun Life Financial Inc.’s annual MD&A, which is available on the Company’s website at www.sunlife.com.

	Quarterly results					Year to date
($ millions)	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	2009	2008

Revenues
SLF Canada	3,388	3,479	2,249	2,052	1,279	9,116	5,875
SLF U.S.	3,643	3,893	2,360	587	546	9,896	3,230
MFS	322	299	288	310	342	909	1,071
SLF Asia	588	634	238	128	180	1,460	370
Corporate (net of consolidation adjustments)	890	415	(107)	1,629	213	1,198	311

Total as reported	8,831	8,720	5,028	4,706	2,560	22,579	10,857

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	3,117	2,859	(443)	(1,424)	(2,976)	5,533	(5,725)

Total adjusted revenue	5,714	5,861	5,471	6,130	5,536	17,046	16,582

Revenues for the third quarter of 2009 were $8.8 billion, up $6.3 billion from the comparable period a year ago mainly due to improvements in the change in fair market values of held-for-trading assets and the impact of the weakening of the Canadian dollar against foreign currencies. Excluding the impact of currency and fair value changes in held-for-trading assets, third quarter 2009 revenue of $5.7 billion was $178 million higher than the same period a year ago mainly due to higher health and annuity premiums in SLF Canada.
Premium revenue was higher by $208 million in the third quarter of 2009 compared to the same period one year ago, with $99 million arising from the weakening of the Canadian dollar against the U.S. currency. The increase of $109 million, excluding the effect of currency, mostly arose from higher health and annuity premiums in SLF Canada.
Net investment income of $4.3 billion was $6.1 billion higher in the third quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives improved net investment income by $3.0 billion in the third quarter of 2009 compared to a decrease of $3.0 billion in the third quarter of 2008. There was also a $63 million increase as a result of the weakening of the Canadian dollar against foreign currencies.
Fee income of $669 million in the third quarter of 2009 was down by $24 million compared to the same period in the previous year as a decrease of $48 million from lower fees on reduced asset values in the wealth businesses, excluding the impact of currency, was partially offset by an increase of $24 million from the weakening of the Canadian dollar relative to the U.S. dollar.
Revenues of $22.6 billion for the nine months ended September 30, 2009 were up $11.7 billion from the comparable period a year earlier driven primarily by:

(i)	an increase of $9.5 billion in net investment income, excluding currency changes, primarily from changes in fair value of held-for-trading assets;
(ii)	an increase of $1.1 billion in premium revenue from higher annuity premiums in SLF Canada and SLF U.S., excluding currency changes; and
(iii)	an increase of $1.5 billion from the weakening of the Canadian dollar; partially offset by
(iv)	a decrease of $0.4 billion in fee income, excluding currency changes, primarily from lower fees on reduced asset values.
Sun Life Financial Inc. | sunlife.com     7

Management’s Discussion and Analysis
INCOME TAXES
An increase in the market value of debt securities combined with tax planning strategies implemented during the third quarter of 2009 allowed the Company to record previously unrecognized tax benefits of $101 million relating to impairments on invested assets previously reported by SLF U.S. This, along with the impact of a lower level of earnings in the Company as a whole, including losses in higher taxed jurisdictions, most notably the United States, led to a tax recovery of $238 million on a pre-tax loss of $347 million during the third quarter of 2009.
Tax recoveries of $455 million for the first nine months of 2009 resulted from the third quarter items described above as well as the enactment of tax rules related to CICA Handbook Section 3855 during the first quarter of 2009. The enactment of these tax rules increased the tax benefit recorded in income taxes expense (benefit) in the interim consolidated statements of operations by approximately $174 million in the first quarter of 2009. This tax benefit was partially offset by an increase in actuarial liabilities of $135 million, resulting in a net increase in total net income of $39 million in the first quarter of 2009.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $411.9 billion as at September 30, 2009 compared to $381.1 billion as at December 31, 2008, and $388.7 billion as at September 30, 2008. The increase of $30.8 billion between December 31, 2008 and September 30, 2009 resulted primarily from:

(i)	positive market movements of $37.8 billion;
(ii)	net sales of mutual, managed and segregated funds of $18.5 billion;
(iii)	an increase of $5.0 billion from the change in value of held-for-trading assets; partially offset by
(iv)	a decrease of $33.0 billion from a strengthening Canadian dollar compared to the prior period exchange rates.
AUM increased $23.2 billion between September 30, 2008 and September 30, 2009. The increase in AUM related primarily to:

(i)	net sales of mutual, managed and segregated funds of $16.1 billion;
(ii)	an increase of $2.8 billion from the change in value of held-for-trading assets;
(iii)	an increase of $2.4 billion from the weakening of the Canadian dollar against foreign currencies; and
(iv)	business growth, primarily in fixed annuities in SLF U.S.; partially offset by
(v)	negative market movements of $2.1 billion.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $119.5 billion as at September 30, 2009, compared to $113.2 billion a year earlier and $119.8 billion at December 31, 2008. The $6.3 billion increase in total general fund assets from September 30, 2008 resulted primarily from $4.0 billion of business growth, mainly from increases in the Company’s wealth businesses, and an increase of $2.8 billion from the change in value of held-for-trading assets partially offset by a net decrease of $0.5 billion from the overall strengthening of the Canadian dollar against certain foreign currencies.
Total general fund assets decreased by $326 million from the December 31, 2008 level of $119.8 billion, primarily due to a reduction of $7.8 billion from the strengthening of the Canadian dollar against foreign currencies, mostly offset by an increase in assets from the change in value of held-for-trading assets of $5 billion and business growth during the period.
Actuarial and other policy liabilities of $84.1 billion as at September 30, 2009 increased by $2.7 billion compared to December, 31, 2008, primarily from an increase of $5.0 billion related to corresponding changes in fair value of held-for-trading assets and business growth of $3.0 billion, mostly from annuity sales in SLF U.S. and SLF Canada. This was partially offset by a reduction of $5.3 billion from the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were up by $6.5 billion from the September 30, 2008 amount of $77.6 billion. Business growth of $4.0 billion and an increase of $2.8 billion from the impact related to corresponding changes in fair value of held-for-trading assets were partially offset by a reduction of $0.4 billion resulting from the strengthening of the Canadian dollar against foreign currencies.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $17.2 billion as at September 30, 2009 compared to $17.3 billion as at December 31, 2008 and $16.5 billion as at September 30, 2008. The decrease of $72 million between December 31, 2008 and September 30, 2009 resulted primarily from:

(i)	shareholders’ net income of $296 million, before preferred share dividends of $58 million;
(ii)	unrealized gains on available-for-sale assets in other comprehensive income (OCI) of $1.4 billion; and
(iii)	net proceeds of $246 million from the issue of 6% preferred shares; partially offset by
(iv)	common share dividend payments of $594 million; and
(v)	a decrease of $1.4 billion from the strengthening of the Canadian dollar.
As at November 2, 2009, Sun Life Financial Inc. had 562.5 million common shares and 71.0 million preferred shares outstanding.
8     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly results		Year to date
($ millions)	Q3’09	Q3’08	2009	2008

Cash and cash equivalents, beginning of period	9,165	3,114	7,263	3,603
Cash flows provided by (used in):
Operating activities	934	1,126	2,745	1,918
Financing activities	(165)	(188)	612	(10)
Investing activities	(362)	949	(727)	(534)
Changes due to fluctuations in exchange rates	(433)	117	(754)	141

Increase (decrease) in cash and cash equivalents	(26)	2,004	1,876	1,515

Cash and cash equivalents, end of period	9,139	5,118	9,139	5,118
Short-term securities, end of period	2,692	1,496	2,692	1,496

Total cash, cash equivalents and short-term securities	11,831	6,614	11,831	6,614

Net cash, cash equivalents and short-term securities of $11.8 billion as at the end of the third quarter of 2009 were higher by $5.2 billion compared to the third quarter of 2008.
Cash generated by operations was $192 million lower in the third quarter of 2009 than 2008. The decrease was mainly due to slightly lower cash investment income. Cash used in financing activities in the third quarter of 2009 was $23 million lower than in the same period a year ago mostly due to a lower level of senior debt financing in 2009 than 2008. Cash used in investing activities was $362 million in the third quarter of 2009 compared to cash provided by investing activities of $949 million in the third quarter of 2008. The decrease of $1.3 billion in cash flow from investing activities in 2009 was mainly due to an increased level of net purchases of short-term securities. The fluctuation of the Canadian dollar compared to foreign currencies decreased cash balances by $433 million in the third quarter of 2009 compared to an increase of $117 million in the comparable period a year ago.
Cash provided by operating activities for the nine months ended September 30, 2009 was $827 million higher than the comparable period a year ago. The increase of $1.9 billion in premiums was only partly offset by higher policyholder payments and increased expenses. Financing activities in the first nine months of 2009 provided $622 million more in cash than the comparable period of 2008 from a combination of increased preferred share and debenture issuances and a reduced level of share repurchases, partly offset by an increased amount of cash dividends paid to common shareholders caused by a one-time change to the date of payment as a result of the implementation of the Company’s enhanced dividend reinvestment plan in the second quarter of 2009. Cash used by investing activities was $193 million higher in the first nine months of 2009 than 2008, mostly from an increased level of investing. The fluctuation of the Canadian dollar compared to foreign currencies reduced cash balances by $754 million in the first nine months of 2009 compared to an increase of $141 million in the same period a year ago.
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters. A more complete discussion of the Company’s historical quarterly results can be found in the Company’s interim and annual MD&As, which are available at www.sunlife.com.

	Quarterly results
	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07

Common shareholders’ net income (loss) ($ millions)	(140)	591	(213)	129	(396)	519	533	555
Operating earnings (loss) ($ millions)	(140)	591	(186)	(696)	(396)	519	533	560
Basic EPS ($)	(0.25)	1.06	(0.38)	0.23	(0.71)	0.92	0.95	0.98
Diluted EPS ($)	(0.25)	1.05	(0.38)	0.23	(0.71)	0.91	0.93	0.97
Diluted operating EPS ($)	(0.25)	1.05	(0.33)	(1.25)	(0.71)	0.91	0.93	0.98
Total revenue ($ millions)	8,831	8,720	5,028	4,706	2,560	4,411	3,886	5,405
Total AUM ($ billions)	412	397	375	381	389	413	415	425

Second quarter 2009
Sun Life Financial reported net income of $591 million in the second quarter of 2009. Results in the quarter were favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on the Company’s investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.
First quarter 2009
A net operating loss of $186 million was reported for the first quarter of 2009. This operating loss did not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency. Including these restructuring costs, the Company reported a net loss of $213 million. Results in the quarter were impacted by reserve strengthening, net of hedging, related to equity market declines, reserve increases for downgrades on the Company’s investment portfolio, and credit and equity impairments.
Sun Life Financial Inc. | sunlife.com     9

Management’s Discussion and Analysis
Fourth quarter 2008
Sun Life Financial had net income of $129 million in the fourth quarter of 2008. Excluding the after-tax gain of $825 million related to the sale of the Company’s 37% interest in Cl Financial, the Company reported a net operating loss of $696 million. Results for the quarter were most significantly impacted by the continued deterioration in global capital markets and included $682 million in charges related to equity markets, $365 million from asset impairments, credit-related write-downs and spread widening, as well as $164 million from changes to asset default assumptions in anticipation of higher future credit-related losses.
Third quarter 2008
A net loss of $396 million was reported in the third quarter of 2008. The Company’s results were significantly impacted by a deterioration in global capital markets and included asset impairments and credit-related losses of $636 million, and $326 million of charges related to equity market impacts.
Second quarter 2008
The Company reported common shareholders’ net income of $519 million in the second quarter of 2008. Net income in the quarter was affected by a decline in equity markets in the Company’s U.S.-based businesses, the unfavourable impact of interest rate movements and associated hedges, wider credit spreads and credit-related allowances on actuarial reserving requirements, and credit-related losses on asset sales in SLF U.S., as well as the impact of higher interest rates and increased investment in growth in SLF Asia. These decreases were partially offset by favourable morbidity experience as well as the favourable impact of equity markets and higher interest rates in SLF Canada and changes in income tax liabilities in Corporate Support.
First quarter 2008
Sun Life Financial reported common shareholders’ net income of $533 million for the first quarter of 2008. Net income in the quarter was adversely affected by the decline in equity markets in the Company’s North American businesses, the unfavourable impact of wider credit spreads in SLF U.S. and SLF Asia as well as credit-related allowances in SLF U.S. These decreases were partially offset by gains in SLF U.S., including positive interest rate and hedge experience in Annuities, reduced new business strain in Individual Insurance, and business growth in the Company’s U.S. Employee Benefits Group and the positive effect of income tax-related items in Corporate Support and SLF U.K.
Fourth quarter 2007
In the fourth quarter of 2007, the Company reported common shareholders’ net income of $555 million primarily as a result of increased earnings in SLF U.S.’s Individual Life business on reduced new business strain and the recovery of previously recorded new business strain due to the implementation of a financing structure to support statutory reserves for certain universal life policies in the U.S. This was partially offset by lower earnings from run-off reinsurance in Corporate Support related to updates in interest rate and equity market assumptions.
INVESTMENTS
The Company had total invested assets of $107 billion as at September 30, 2009. The majority of the Company’s general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The Company holds 86% of its invested assets in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at September 30, 2009. The remaining 5% of the portfolio is comprised of policy loans, derivatives and other invested assets.
As at September 30, 2009, the Company held $60.1 billion of bonds, which constituted 56% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 66%, and bonds rated “BBB” or higher represented 95% of the total bond portfolio as at September 30, 2009, down from 97% at December 31, 2008. The decrease is mainly due to downgrades in the bond portfolio, primarily the financial sector, as a result of the weaker credit environment.
Included in $60.1 billion of bonds, the Company held $12.7 billion of privately held bonds, which constituted 21% of the Company’s overall bond portfolio. Bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 74% of the total bond portfolio as at September 30, 2009, compared to 75% as at December 31, 2008.
The Company’s gross unrealized losses as at September 30, 2009 for available-for-sale bonds and held-for-trading bonds were $0.5 billion and $2.7 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively, at December 31, 2008. The change is primarily due to tightening of credit spreads partially offset by increases in interest rates. Gross unrealized losses reflect the difference between the fair value and amortized cost.
The Company’s bond portfolio as at September 30, 2009 included $14.8 billion in the financial sector, representing approximately 25% of the Company’s bond portfolio, or 14% of the Company’s total invested assets. This compares to $15.5 billion as at December 31, 2008. The $0.7 billion decrease in the value of financial sector bond holdings is primarily the result of strengthening in the Canadian dollar, turnover in the portfolio and increase in interest rates offset by credit spread narrowing.
10     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
The Company’s bond portfolio as at September 30, 2009 included $4.4 billion of asset-backed securities, representing approximately 7% of the Company’s bond portfolio, or 4% of the Company’s total invested assets. This compares to $5.1 billion as at December 31, 2008. Total investment-grade, asset-backed securities fell to 90.4% mainly as a result of downgrades in all asset-backed securities with the exception of agency residential mortgage-backed securities. Maturities, turnover, the strengthening Canadian dollar and increases in interest rates offset by tightening of credit spreads, were the main causes for the decline in market value.

	September 30, 2009		December 31, 2008
		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	1,869	95.5%	1,889	99.7%
Residential mortgage-backed securities
Agency	833	100.0%	1,138	100.0%
Non-agency	931	83.1%	1,092	98.4%
Collateralized debt obligations	162	42.2%	215	80.8%
Other*	587	85.3%	754	97.3%

Total	4,382	90.4%	5,088	98.3%

*	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities
The fair value of the Company’s asset-backed securities reported as bonds is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio. The Company determines impairments on securitized assets by using discounted cash flow models that consider losses under current and expected economic conditions. Assumptions used include macroeconomic factors such as commercial and residential property values and unemployment rates. If the cash flow modelling results in an economic loss and the Company believes the loss is probable of occurring, an impairment is recorded. The asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors. Further write-downs on previously impaired securities may result from continued deterioration in economic factors such as property values and unemployment rates.

		RMBS–	RMBS–
As at September 30, 2009	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	72.7%	100.0%	32.3%	7.9%	54.1%
AA	7.3%	0.0%	32.8%	22.5%	6.7%
A	7.8%	0.0%	10.6%	0.4%	11.0%
BBB	7.7%	0.0%	7.3%	11.4%	13.6%
BB & Below	4.5%	0.0%	17.0%	57.8%	14.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	81.8%	58.0%	89.4%	70.2%	55.6%
2006	13.8%	8.7%	8.9%	9.5%	17.2%
2007	4.2%	13.1%	1.5%	20.3%	1.7%
2008	0.1%	15.7%	0.0%	0.0%	25.4%
2009	0.1%	4.5%	0.2%	0.0%	0.1%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations

		RMBS–	RMBS–
As at December 31 , 2008	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations
Sun Life Financial Inc. | sunlife.com      11

Management’s Discussion and Analysis
As at September 30, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $139 million and $117 million, respectively, together representing approximately 0.2% of the Company’s total invested assets, compared with $202 million and $145 million, respectively, as at December 31, 2008. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 90% of these investments either were issued before 2006 or have an “AAA” rating.
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at September 30, 2009, the mix of the Company’s mortgage portfolio was 80.7% non-residential and 19.3% residential and approximately 32.4% of mortgage loans will mature by December 31, 2013. As at September 30, 2009, the Company’s mortgage portfolio mainly consisted of commercial mortgages with a carrying value of $13.9 billion spread across approximately 4,000 loans.

($ millions)	September 30, 2009			December 31, 2008
	Residential	Non-residential	Total	Residential	Non-residential	Total

Canada	2,474	5,305	7,779	2,620	5,896	8,516
United States	293	6,164	6,457	342	7,338	7,680
United Kingdom	—	67	67	—	71	71

Total mortgages	2,767	11,536	14,303	2,962	13,305	16,267

Corporate loans	—	—	5,756	—	—	6,035

Total mortgages and corporate loans			20,059			22,302

The distribution of mortgages and corporate loans by credit quality as at September 30, 2009 and December 31, 2008 is shown in the tables below. Impaired mortgages increased by $135 million to $226 million mainly due to deteriorating conditions in commercial real estate. Approximately 70% of the impaired loans are in the United States.

($ millions)	September 30, 2009
	Gross carrying value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	14,086	5,722	19,808	—	—	—
Past due:
Past due less than 90 days	31	10	41	—	—	—
Past due 90 to 179 days	—	—	—	—	—	—
Past due 180 days or more	—	—	—	—	—	—
Impaired	226	55	281	40	31	71

Balance, September 30, 2009	14,343	5,787	20,130	40	31	71

($ millions)	December 31, 2008
	Gross carrying value			Allowance for losses
	Mortgages	Corporate loans	Total	Mortgages	Corporate loans	Total

Not past due	16,171	5,946	22,117	—	—	—
Past due:
Past due less than 90 days	17	17	34	—	—	—
Past due 90 to 179 days	—	14	14	—	—	—
Past due 180 days or more	1	9	10	—	—	—
Impaired	91	59	150	13	10	23

Balance, December 31, 2008	16,280	6,045	22,325	13	10	23

Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $210 million as at September 30, 2009, $83 million more than the December 31, 2008 level for these assets.
In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.8 billion of reserves for possible future asset defaults for financial assets included in its actuarial liabilities as at September 30, 2009, compared with $2.3 billion as at December 31, 2008.
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	September 30, 2009	December 31, 2008

Net fair value	103	(550)
Total notional amount	45,248	50,796
Credit equivalent amount	1,140	1,260
Risk-weighted credit equivalent amount	8	28

12     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
The total notional amount decreased to $45.2 billion as at September 30, 2009, from $50.8 billion as at December 31, 2008, and the net fair value was $103 million as at September 30, 2009 compared with the December 31, 2008 amount of $(550) million. Net fair value increased by $653 million driven by the strengthening Canadian dollar partially offset by a decrease in equity-related derivatives as a result of stronger equity markets. The total notional amount decreased by $5.6 billion mainly due to the strengthening Canadian dollar and unwinding certain interest rate derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial manages capital for all of its subsidiaries in a manner commensurate with its risk profile.
Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.
Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions, Canada (OSFI). OSFI’s capital target for life insurance companies is an MCCSR ratio of 150% or greater. With an MCCSR ratio of 219%, Sun Life Assurance was well above the supervisory target as at September 30, 2009, compared to 232% as at December 31, 2008. The decline in the MCCSR was driven primarily by the implementation of equity- and interest rate-related actuarial assumption updates.
The financial strength ratings assigned by independent rating agencies for Sun Life Financial’s principal operating subsidiaries remained unchanged during the third quarter of 2009.
The Company’s risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. The Company maintains an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.
OUTLOOK
During the third quarter of 2009, the North American economy showed some signs of improvement. In the U.S., the S&P 500 increased by 15% for the quarter. The Federal Reserve held two meetings during the third quarter of 2009, and kept interest rates in a range of 0%-0.25%, the same level since December 2008. The Federal Reserve noted that although economic activity had started to pick up, growth remains constrained by ongoing job losses, sluggish income growth, lower housing wealth, and tight credit. U.S. inflation was not seen as a concern, and as a result the Federal Reserve indicated that economic conditions warrant exceptionally low levels of federal funds for an extended period of time. The timing, duration and shape of the economic recovery continues to remain uncertain.
In Canada, the S&P/TSX Composite Index rose 10% during the third quarter of 2009. During the third quarter the Bank of Canada maintained its target overnight rate steady at 0.25% and the target overnight rate can be expected to remain at its current level until the end of the second quarter of 2010 in order to achieve the inflation target. The Bank of Canada suggested that the global recovery will be protracted and that over the long term the economic environment will be challenging.
Sun Life Financial Inc. | sunlife.com     13

Management’s Discussion and Analysis
The Company is affected by a number of factors which are fundamentally linked to the economic environment. Equity market performance, interest rate levels, credit experience, surrender and lapse experience, currency exchange rates, and spreads between interest credited to policyholders and investment returns can have a substantial impact on the profitability of the Company’s operations. Furthermore, the regulatory environment is expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In Canada, OSFI has proposed a method for evaluating stand-alone capital adequacy and is considering updating its current regulatory guidelines for insurance holding companies. While the impacts on the life insurance sector are not known, it remains probable that increased regulation (including at the holding company level) will lead to higher levels of required capital and liquidity and limits on levels of financial leverage, which could result in lower returns on capital for shareholders.
MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The estimated impact on the Company’s net income from an immediate 10% increase across all equity markets as at September 30, 2009, would be an increase in net income in the range of $75 million to $125 million. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $125 million to $175 million. These sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above.
The estimated impact of an immediate parallel increase of 1% in interest rates as at September 30, 2009, across the yield curve in all markets, would be an increase in net income in the range of $150 million to $200 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $325 million to $400 million. The increase in sensitivity to a downward movement in interest rates from the second quarter of 2009 is primarily due to the implementation of equity- and interest rate-related assumption updates.
The Company provides guarantees through its segregated fund business in Canada and variable annuity business in the United States which are linked to underlying fund performance.

($ millions)	September 30, 2009			December 31, 2008
		Amount	Actuarial		Amount	Actuarial
	Fund value	at risk(5)	liabilities	Fund value	at risk(5)	liabilities

Total	33,797	4,864	1,617	29,730	9,063	3,036

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2013 to 2031. The amount at risk and actuarial liabilities at September 30, 2009 decreased from December 31, 2008 primarily as a result of improved market conditions and movement in foreign exchange rates. The increase in the fund value is the result of improved market conditions and growth attributable to new business, offset by movement in foreign exchange rates.
The Company’s principal operating subsidiary, Sun Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR ratio of Sun Life Assurance from an immediate 10% increase across all equity markets as at September 30, 2009 would result in an increase in the MCCSR ratio of up to 5 percentage points. Conversely, the estimated impact on the MCCSR ratio of Sun Life Assurance from an immediate 10% drop across all equity markets would result in a decrease in the MCCSR ratio of up to 5 percentage points.
Capital is managed both on a consolidated basis under principles that consider all the risk associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates. Sun Life Financial was well above its minimum internal capital targets as at September 30, 2009. Sun Life Financial would also remain well above its minimum targets after a 10% drop in equity markets from September 30, 2009 levels.
The Company’s market risk sensitivities are forward-looking information and are non-GAAP measures. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market levels described above, based on a starting point and business mix in place as of September 30, 2009. These sensitivities are determined separately and generally assume that all other variables stay constant. Actual results may differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the
(5)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. The amount at risk is not currently payable.
14     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
shocks illustrated above, the interaction between these factors, model risk, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the September 30, 2009 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of September 30, 2009. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as of the September 30, 2009 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge rebalancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), operational risk in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
Similarly, the net income sensitivities are based on financial reporting methods and assumptions in effect as of September 30, 2009. Changes in accounting or actuarial valuation methods, models or assumptions, including the prospective equity and interest rate actuarial assumption changes described earlier in this document, could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying income sensitivity of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future earnings. Given the nature of these calculations, the Company cannot provide assurance that those actual earnings impacts will be within the indicated ranges.
Information related to market risk sensitivities should be read in conjunction with the information contained in the “Outlook” section in this MD&A, “Risk Factors” in the Company’s AIF for the year ended December 31, 2008, and “Critical accounting estimates — Benefits to policyholders” and “Risk management” in the Company’s Annual MD&A, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and AIF for the year ended December 31, 2008, which are available on the Company’s website at www.sunlife.com.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes in the Company’s internal control over financial reporting during the period beginning on July 1, 2009 and ended on September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Sun Life Financial Inc. | sunlife.com     15

Management’s Discussion and Analysis
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	Education and training requirements

•	Accounting policy changes

•	Information technology and data systems impacts

•	Impacts on business activities

•	Financial reporting requirements

•	Internal control over financial reporting
The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial’s current Canadian GAAP policies. The key accounting policy alternatives have been identified, including contract classification, first-time adoption options and other mandatory changes under IFRS. Developments relating to existing standards and new standards are being monitored to assess the impact on the changeover plan.
The core IFRS team has partnered with all of the relevant functional areas of the Company to assess the specific and overall impact of IFRS, including, for example, information technology, data systems, Treasury and Taxation. As the implementation process moves forward, the Company will continue to monitor its changeover plan; accordingly, changes to the existing plan may be required.
The Company is currently in the detailed implementation phase of its changeover plan, which includes formal training and finalizing business and systems requirements, processes for new data requirements, financial statement and notes development, and the changes to the control environment under IFRS. The Company is assessing the impact the adoption of IFRS will have on its financial statements.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management has provided information concerning the Company’s estimated 2010 normalized earnings and market sensitivities, for which there are no directly comparable GAAP measures and for which a reconciliation is not possible as it is forward-looking information. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors — Financial Results & Reports — Year-end Reports.
RECONCILIATION OF OPERATING EARNINGS
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on GAAP.

	Quarterly results
($ millions)	Q3’09	Q2’09	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07

Reported earnings (GAAP)	(140)	591	(213)	129	(396)	519	533	555
After-tax gain (loss) on special items
Re-branding expenses in Canada	—	—	—	—	—	—	—	(3)
EBG integration costs	—	—	—	—	—	—	—	(2)
Gain on sale of interest in Cl Financial	—	—	—	825	—	—	—	—
Restructuring costs to reduce expense levels	—	—	(27)	—	—	—	—	—

Total special items	—	—	(27)	825	—	—	—	(5)

Operating earnings	(140)	591	(186)	(696)	(396)	519	533	560

16     Sun Life Financial Inc. | Third Quarter 2009

Management’s Discussion and Analysis
FORWARD-LOOKING INFORMATION
Certain information in this document, including information relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, including information set out in this MD&A under the headings of Estimated 2010 Normalized Earnings, Outlook and Market Risk Sensitivity, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking information includes the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value of SLF Inc. may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in significant accounting principles; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
The financial results presented in this document are unaudited.
Sun Life Financial Inc. | sunlife.com     17